Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income taxes	$(716,317)	$101,436	$33,784	$250,841	$42,838
Adjustments:
Fixed charges	178,229	83,184	92,732	56,811	43,733
Loss from equity investees	1,268	1,706	189	574	1,352
Amortization of capitalized interest	106	106	137	132	75
Capitalized interest	(1,925)	(2,152)	(492)	(772)	(1,038)
	$(538,639)	$184,280	$126,350	$307,586	$86,960

Fixed Charges:
Interest expense	$141,914	$73,463	$82,825	$39,812	40,366
Loss on early extinguishment of debt	10,026	1,349	5,641	14,702	—
Portion of rental expense representative of interest	24,364	6,220	3,774	1,525	2,329
Capitalized interest	1,925	2,152	492	772	1,038
	$178,229	$83,184	$92,732	$56,811	$43,733

Ratio of earnings to fixed charges	N/A (1)	2.22	1.36	5.41	1.99

(1)         The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2011. Additional earnings of $716.1 million would be needed to have a one-to-one ratio of earnings to fixed charges.